Annual Information Form For the Year Ended February 28, 2009

Dated May 14, 2009

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ITEM XII – Legal Proceedings	24
ITEM XIII – Interest of Management and Others in Material Transactions	24
ITEM XIV – Registrar and Transfer Agent	24
ITEM XV – Material Contracts	24
ITEM XVI – Interest of Experts	25
ITEM XVII – Additional Information	25

SCHEDULE A: Audit Committee Charter

SCHEDULE B: Map of Location of Virginia’s Major Properties

Glossary Terms

Term	Description
“Ag”	Chemical symbol for silver.
“alteration”	Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.
“anomaly”	Geochemical and geophysical data, which deviates from regularity.
“Archean”	Oldest rocks of the Precambrian Era, older than about 2,400 million years.
“arsenic”	Mineral with the chemical symbol As. Native element occurring in grey masses.
“arsenopyrite”	Iron-arsenic sulphide, FeAsS.
“assay”	Analysis to determine the presence, absence or quantity of one or more chemical components.
“Au”	Chemical symbol for the metallic element gold.
“auriferous”	Containing gold.
“basalt”	Dark coloured, fine-grained usually extrusive igneous rock (volcanic) composed mainly of feldspar and pyroxene.
“base metal”

Metal, such as copper, lead, nickel, zinc or cobalt, of comparatively low value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.

“biotite”	Generally dark coloured iron, magnesium and potassium rich mica.
“block”	Regional geological unit containing rocks of similar age.
“breccia”	Rock fragmented into angular components.
“channel sampling”	Chipping of a sample of rock that is one half to one inch deep and six inches wide for the full length of the wall being sampled . The sampling is done one direction.
“conductor”	Geophysical characteristic by which an electric current can be generated through an electrical charge or an electromagnetic field.
“conglomerate”	Coarse-grained sedimentary rock composed of fragments greater than 2 millimetres.
“copper”	Metallic element with the chemical symbol Cu.
“Cu”	Chemical symbol for the metallic element copper.
“cut-off grade”	The lowest grade of mineralized material that qualifies as ore in a given deposit; rock of the lowest assay included in an ore estimate.
“deformation”	Folding, faulting, shearing, compression, or extension of the rocks as a result of various Earth forces.
“diamond (drill) hole”	A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

Term	Description
“dyke”	An intrusive igneous body with boundaries that cut across surfaces of layering or foliation in rocks into which it has intruded.
“EM”	Electromagnetic.
“feasibility study”

Is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“facies”	Characteristics of a rock body or part of a rock body that differentiate it from others as in appearance, composition, etc.
“fault”	A fracture in a rock along which there has been relative movement either vertically or horizontally.
“Fe”	Chemical symbol for the metallic element iron.
“feldspar”	A group of common aluminosilicate minerals.
“felsic”	Igneous rock composed principally of feldspars and quartz.
“fold”	Bend, flexure, or wrinkle in rock produced when rock was in a plastic state.
“formation”	Body of rock identified by lithological characteristics and stratigraphic position.
“g/t”	Grams per tonne.
“gabbro”	Coarse grained mafic intrusive rock composed mainly of plagioclase and pyroxene.
“geochemical survey”	Measure of the abundance of different elements in rock, soil, water etc.
“geochemistry”	Study of variation of chemical elements in rocks or soil.
“geophysics”	Study of the earth by quantitative physical methods.
“gneiss”	Foliated metamorphic rock characterized by alternating bands of light and dark minerals.
“gold”

An isometric mineral, native, that occurs in hydrothermal veins with quartz and various sulfides; disseminated in submarine massive effusives and in placers or nuggets, fines, and dust. It is found in nature as the free metal and in tellurides; very widely distributed. Symbol: Au.

“grade”	The relative quantity or the percentage of ore-mineral or metal content in an orebody. Expressed in grams per tonne for precious metal and in percentage for other minerals.
“gram”	Mass metric unit. 1000 grams = 1 kilogram.
“granite”	Medium to coarse-grained felsic intrusive rock.
“greenstone”	A field term applied to any compact dark-green altered or metamorphosed basic igneous rock.

Term	Description

“greenstone belt”	Elongated belts in Archean terrain characterized by major zones of greenstones.
“hectare”	Square of 100 metres by 100 metres.
“horizon”	A defined layer within a stratigraphic sequence, which has unique characteristics distinguishing it from the rest of the sequence.
“igneous”	Rock or material, which solidified from molten material.
“indicated resources”

An indicated resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resources”

An inferred resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“interbedded”	Having beds lying between other beds with different characteristics.
“intrusion”	A mass of igneous rock that, while molten, was forced into or between other rocks.
“intrusive”	Said of an igneous rock that invades older rocks.
“IP (induced polarization)”

The production of a double layer of charge at a mineral interface, or production of changes in double-layer density of charge, brought about by application of an electric or magnetic field (induced electrical or magnetic polarization). Induced electrical polarization is manifested either by a decay of voltage in the Earth following the cessation of an excitation current pulse, or by a frequency dependence of the apparent resistivity of the Earth. Abbrev: IP.

“lens”

A geologic deposit that is thick in the middle and converges toward the edges, resembling a convex lens; an irregularly shaped formation consisting of a porous, permeable sedimentary deposit surrounded by impermeable rock.

“line cutting”	Technique consisting of making corridors of equal spacing on the ground to have a precise reference of the location of a specific area.
“mafic”	Descriptive of rocks composed dominantly of magnesium and iron forming silicates.
“magmatic”	Of magma (liquid or molten rock deep in the earth, which on cooling solidifies to produce igneous rock).
“magnetic”	Object that has the properties of a magnet.

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Term	Description
“measured resource”

A measured resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“metamorphic”	Pertaining to a rock transformed by physical or chemical process including heat, pressure and liquids .
“mineralization”	The concentration of metals and their chemical compounds within a body of rock.
“Ni”	Chemical symbol for the metallic element nickel.
“NI 43-101” or “43-101”	National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.
“NSR”	Net Smelter Royalty – Royalty based on the actual gold sale price received less the cost of refining at an off-site refinery.
“ore”	Rock containing mineral(s) or metals that can be economically extracted.
“ore body”	A solid and fairly continuous mass of ore.
“outcrop”	An exposure of bedrock at the surface.
“Pb”	Chemical symbol for the metallic element lead.
“PGE”	Abbreviation for platinum group elements.
“plutonic”	Igneous rocks formed at great depths and high pressures.
“pyrite”	Iron sulphide (FeS2).
“pyrrhotite”	A magnetic iron sulphide material.
“reconnaissance”	A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.
“mineral resource”

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“stringer”	A very small vein either independent or occurring as a branch of a larger vein; also known as string.
“sulphide”	A group of minerals in which one or more metals are found in combination with sulphide.

Term	Description
“till”

Unsorted and unstratified drift consisting of a heterogeneous mixture of clay, sand, gravel, and boulders which is deposited by and underneath a glacier; also known as boulder clay, glacial till and icelaid drift.

“tonalite”	Quartz diorite; a group of plutonic rocks having the composition of diorite but with large amounts of quartz (greater than 20%); also known as quartz-bearing diorite.
“tonne”	Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1,102 tons.
“trenching”	The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.
“tuff”	A rock formed of limestone deposits.
“U”	Chemical symbol for the metallic element uranium.
“ultramafic”	Descriptive of igneous rock containing virtually no quartz or feldspar and composed mainly of olivine and pyroxene.
“vein”	Thin fissure going through a hydrothermal mineralization, mainly mineralized in quartz.
“volcanic”	Descriptive of rocks originating from volcanic activity.
“volcanogenic”	Formed by processes directly connected with volcanism.
“volcano-sedimentary”	Type of rock involved simultaneously in a volcanic and a sedimentary activity.
“wacke”	Sandstone composed of a mixture of angular and unsorted or poorly sorted fragments of minerals and rocks and an abundant (10%) matrix of clay and fine silt.
“Zn”	Chemical symbol for the metallic element zinc.

Except as otherwise indicated, the information contained in this Annual Information Form is up-to-date as at February 28, 2009.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form, under the heading entitled “Management’s Discussion and Analysis” and in the Company’s 2009 Annual Report, which are incorporated by reference herein, are forward-looking statements within the meaning of applicable Canadian legislation. The words “estimate”, “project”, “plan”, “expect”, “believe”, “may”, “will”, “anticipate” and similar expressions identify forward-looking statements. Such forward-looking statements involve unknown and uncertain risks, uncertainties and other factors, which may cause actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors, among others, could cause actual results to differ materially from those expressed in any forward-looking statements. Consequently, these cautionary statements qualify all of the forward-looking statements made in this Annual Information Form.

ITEM I – Corporate Structure

1.1 Name, Address and Incorporation

Virginia Mines Inc. (the “Company”) was incorporated on November 30, 2005, under the Canadian Business Canadian Act and is the result of the transaction pursuant to a Plan of Arrangement involving the Company, Goldcorp Inc. (“Goldcorp”) and the Company’s predecessor Virginia Gold Mines Inc. (“Virginia”). The transaction was approved by the shareholders on March 24, 2006, to be effective on March 31, 2006. Virginia is itself the result of an amalgamation of Exploration Diabior Inc. and Virginia Gold Mines Inc. (“Old Virginia”) as of June 1, 1996.

Further to this Plan of Arrangement effective March 31, 2006, the following events occurred:

  Virginia became a wholly-owned subsidiary of Goldcorp. The Éléonore property was transferred to this subsidiary, which also assumed the liabilities related to the Éléonore property. Effective April 25, 2006, the name Virginia Gold Mines Inc. was changed to "Les Mines Opinaca Ltée".
  Virginia transferred to the Company the assets not related to the Éléonore property at fair market value in consideration of the issuance of 18,017,817 shares by the Company and the assumption by the Company of the liabilities not related to the Éléonore property. Furthermore, the Company assumed the continuing operations of Virginia, except for the Éléonore property.
  As part of the Plan of Arrangement, each shareholder of Virginia received 0.5 shares of the Company and 0.4 shares of Goldcorp.

The registered and head office of the Company is located at 116 St. Pierre Street, suite 200, Québec, QC G1K 4A7.

1.2 Intercorporate Relationships

The Company does not have any subsidiaries.

ITEM II - General Development of the Business

The Company’s activities consist mainly of acquisition, exploration, development and eventually exploitation of mining exploration properties. Exploring mining properties is the Company’s principal business. In this regard, the Company is called upon to enter into different agreements specific to the mining industry such as the purchase or option to purchase mining exploration properties and joint venture agreements. The Company is not currently operating any mines.

2.1 Three-year History

NOTE: Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

2.1.1 For fiscal year 2009

The Coulon, Poste Lemoyne Extension, Corvet Est, Ashuanipi and Anatacau-Wabamisk projects, all located in the James Bay region, were the Company’s key exploration projects for the 2009 financial period. The Coulon project was by far the most active one during that period. Expenses incurred on this project by Breakwater Resources Ltd. (“Breakwater”) and the Company totalled $6,774,000 and $6,866,000, respectively. These amounts were allocated to an important exploration program that consisted of 102 diamond-drill holes totalling 52,557 metres, borehole and ground InfiniTEM surveys as well as geological mapping and prospecting.

On December 11, 2008, the Com pany announced the signing of an agreement with Breakwater, pursuant to which the Company acquired Breakwater’s 50% participating interest in the Coulon JV property, in consideration of the issuance of 1,666,666 shares of the Company to Breakwater. The Company also undertook to secure, at closing, the simultaneous resale of 1,666,666 shares of the Company owned by Breakwater, at a price of $2.85 per share ($4,750,000), in favour of third-party buyers and in compliance with all applicable securities regulations. As per this agreement, Breakwater does not retain any interest or royalty in the property. The Company is now the sole owner of the Coulon property .

The Company was also very active on its Poste Lemoyne Extension project where it completed, in the winter of 2008, a new 15-hole campaign totalling 5,365 metres. Prospecting, geological mapping and mechanical stripping was also conducted in the summer and fall of 2008. During fiscal year 2009, the Company’s exploration expenses on this project amounted to $2,079,000.

The Company also pursued active exploration on the Corvet Est project with its partner Goldcorp (formerly Placer Dome (CLA) Ltd.). The project is subject to an agreement pursuant to which Goldcorp could acquire a 50% participating interest in consideration of payments totalling $90,000 and $4 million in exploration work over a five-year period. In April 2008, Goldcorp had fulfilled all its obligations and was then acquiring its 50% participating interest in the Corvet Est property. In fiscal year 2009, expenses incurred by Goldcorp and the Company totalled $848,000 and $424,000, respectively. These amounts were allocated to a seven-hole diamond drilling program totalling 3,824 metres that was carried out in the winter of 2008, and to geological mapping and prospecting conducted in the summer of 2008.

In fiscal year 2009, the Company was also active on its Ashuanipi and Anatacau-Wabamisk projects. In the summer of 2008, the Company carried out a major program including geological reconnaissance and prospecting on the Ashuanipi property. This work program followed up to a VTEM heliborne geophysical survey conducted in the spring of 2008. During fiscal year 2009, the Company spent $1,161,000 on the Ashuanipi project. Besides, the Company completed in the spring of 2008, on the Anatacau-Wabamisk project, a short six-hole drilling program totalling 910 metres. Work was followed, in the summer of 2008, by geological mapping, prospecting and till sampling. The Company owns a 100% participating interest in the Wabamisk portion of the property while it has the option to acquire IAMGOLD Corporation’s (“IAMGOLD”) 100% participating interest in the Anatacau adjacent portion of the property, in consideration of a $25,000 payment upon signing of the agreement and $3 million in exploration work before December 31, 2012. Should the Company acquire a 100% interest in the Anatacau property, IAMGOLD will retain a 2% NSR, of which 1% is redeemable for $1.5 million. In fiscal year 2009, the Company spent $898,000 on the Anatacau-Wabamisk project.

2.1.2 For fiscal year 2008

The Coulon JV, Corvet Est and Poste Lemoyne Extension projects, all located in the James Bay region, remained the key exploration projects of the Company for fiscal year 2008. In September 2007, the Company announced the signing of an amendment to the Coulon JV agreement pursuant to which the Fontanges Sud and Coulon Pitaval properties, located to the south and to the north of the Coulon JV property respectively, were merged with the Coulon JV project thus bringing the total surface area to more than 1,500 square kilometres. Pursuant to this amendment, Breakwater was granted the option of acquiring a 50% interest in the new Coulon JV property, in consideration of $7.5 million in exploration work ($6.5 million in the former agreement) over a nine-year period (previously eight years) and payments totalling $180,000 over a four-year period. In October 2007, Breakwater had fulfilled all its obligations pursuant to the agreement thus earning its 50% interest in the Coulon JV property. The Company was to remain the operator up to the completion of a pre-feasibility study, but the Company has since acquired Breakwater’s 50% participating interest in the project (see section 2.1.1). During fiscal year 2008, expenditures incurred by Breakwater and the Company on the Coulon JV project amounted to $9,582,000 and $3,711,000 respectively. These amounts were allocated to an important exploration program consisting of 93 diamond-drill holes totalling 40,204 metres, a VTEM heliborne survey, borehole and ground InfiniTEM surveys as well as geological mapping and prospecting.

The Company was also quite active on the Corvet Est project with its partner Goldcorp, which invested $1,630,000 in exploration work during fiscal year 2008 to carry out a 14-hole diamond-drilling program totalling 4,658 metres as well as geological mapping. In April 2008, Goldcorp had acquired its 50% participating interest in the property.

In the same period, the Company was also very active on its Poste Lemoyne Extension project where it completed a 19-hole campaign totalling 5,564 metres. This program aimed at testing in more detail the

Orfée Est gold zone and some regional targets. Prospecting and geological mapping was also conducted on this property. During fiscal year 2008, the Company’s expenditures on this project amounted to $1,428,000.

During fiscal year 2008, the Company succeeded in developing several new partnerships. In May 2007, the Company announced the signing of an agreement with IAMGOLD on the Anatacau property, located in the Opinaca reservoir region, James Bay. As per this agreement, the Company has the option to acquire a 100% participating interest in the Anatacau property in consideration of a $25,000 payment upon signing of the agreement and $3 million in exploration work to be carried out before December 31, 2012. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% net smelter returns royalty (NSR). The Company may buy back half (1%) of this royalty for $1.5 million.

The Company also completed two new agreements with Breakwater. The first one was signed in May 2007 on the Trieste property, located within the La Grande Achaean volcano-sedimentary belt, James Bay region, province of Quebec. As per the agreement, Breakwater has the option to earn a 50% participating interest in the property in consideration of $1 million exploration expenditures before May 8, 2011, and payments totalling $50,000. The Company is the operator.

In August 2007 the Company announced the signing of a second agreement with Breakwater, this time on its Lac Gayot property, located north of the Caniapiscau reservoir, province of Quebec. As per this agreement, Breakwater has the sole and exclusive right and option to earn an undivided 50% beneficial interest in the property in consideration of $10 million exploration expenditures over a nine-year period and cash payments totalling $170,000 over a four-year period. The Company remains the operator up to the completion of a positive pre-feasibility study. This agreement is subject to a 1% NSR in favour of Billiton Resources Canada.

In August 2007, the Company signed an agreement with Ressources Strateco Inc. (“Strateco”) pursuant to which Strateco acquired a 100% interest in the Apple property, located in the James Bay region of Quebec, in consideration of the issuance to the Company of 3,250,000 common shares of Strateco. The agreement is subject to a 2% NSR in favour of the Company of which 1% is redeemable against $1 million.

An agreement was also completed with Commerce Resources Corp. (“Commerce Resources”) pursuant to which Commerce Resources acquired a 100% participating interest in eight claims of the Tantale Erlandson property, located in the Labrador Trough, Quebec, in consideration of the issuance to the Company of 710,000 common shares and 290,000 warrants exercisable for a two-year period, at a price of $1.12 per share. The agreement is subject to a 1% royalty (NSR) in favour of the Company and to a 5% net profit interest (NPI) royalty in favour of two prospectors. Commerce Resources has the right to buy back this 5% NPI royalty for $500,000.

The Company also announced the signing of an agreement with Matamec Exploration Inc. (“Matamec”) pursuant to which Matamec may acquire a 100% interest in 204 claims of the Uranium Nord property, located in the Ungava Peninsula, northern Québec, in consideration of a payment of $47,532 and the issuance to the Company of 200,000 common shares of a subsidiary to be constituted by Matamec. The agreement is subject to a 1% NSR in favour of the Company. Matamec and its subsidiary have the right to buy back 0.5% of the NSR for $500,000.

Finally, the Company announced the signing of a partnership agreement with the Nunavik Mining Exploration Fund (“NMEF”) on the Champdoré and Rivière Georges projects, located east of the Labrador Trough, Kuujjuaq region, province of Québec. Through this agreement, NMEF acquired a 50% participating interest in the two properties for a cash consideration of $51,940. Work is carried out in partnership with NMEF on a 50-50 basis. The Company is the operator since December 31, 2008.

2.1.3 For fiscal year 2007

In December 2005, Virginia announced the signing of an important agreement with Goldcorp pursuant to which Goldcorp would acquire from Virginia the Éléonore gold property in a friendly transaction. On March 24, 2006, the shareholders of Virginia approved a plan of arrangement (effective on March 31, 2006) involving Goldcorp, the Company and Virginia. Each shareholder of Virginia received 0.5 share of the Company and 0.4 share of Goldcorp for each share of Virginia. In addition, Virginia transferred to the Company all the assets not related to the Éléonore property. The Company also assumed the liabilities not related to the Éléonore property and was granted a 2% sliding-scale production royalty on Virginia’s Éléonore property.

Further to the closing of the arrangement, the Coulon JV, Corvet Est and Poste Lemoyne Extension projects, all located in the James Bay region, became the most important exploration projects of the Company for the fiscal year 2007.

On April 10, 2006, the Company entered into an important agreement with Breakwater on the Coulon JV project. As per the agreement, Breakwater had the option to acquire a 50% participating interest in the property in consideration of $6.5 million in exploration work to be carried out in the next eight years and payments totalling $180,000. This agreement was amended in 2007 to add two properties to the Coulon JV project and change the consideration payable by Breakwater for the 50% participating interest to $7.5 million in exploration work over a nine-year period (see section 2.1.2 above). The Company is the operator. During fiscal year 2007, Breakwater spent $1,697,000 on the project. The exploration program conducted during that period included eight diamond-drill holes, heliborne (Emosquito), ground (InfiniTEM) and borehole Pulse-EM geophysical surveys, as well as prospecting and geological mapping.

The Company was also quite active on the Corvet Est project with its partner Goldcorp. During fiscal year 2007, Goldcorp spent $1,263,000 to carry out mapping and diamond drilling.

During the same period, the Company was also active on its Poste Lemoyne Extension project where it carried out an 11-hole drilling program to particularly test in more detail the already known gold zones Orfée and Orfée Est. The Company spent $642,000 on this project during fiscal year 2007.

The Company was also successful in developing many new partnerships during fiscal year 2007. The Company signed, in April 2006, an agreement with Alexandria Minerals Company (“Alexandria”) pursuant to which Alexandria will acquire a 100% interest in 13 claims located near the former Stabell mine, in the Val-d’Or region, in consideration of $15,000 in cash and the issuance of 1,000,000 common shares to the Company, which shall retain a royalty to be determined according to the gold price. The shares were issued and the cash payment received.

The Company announced in May 2006 the signing of an agreement with Uranium Star Company (“Uranium Star”), formerly Yukon Resources Corporation, pursuant to which Uranium Star has the option to acquire a 75% undivided interest in the Sagar property located in the Labrador Trough, Northern Quebec. In consideration, Uranium Star had to issue 2,000,000 shares and 2,000,000 purchase warrants to the Company and spend $2,000,000 on the property by August 2008. Uranium Star has since acquired its 75% interest as well as the Company’s remaining 25% interest in the Sagar property, in consideration of 1,000,000 shares and 1,000,000 purchase warrants. Uranium Star is now the sole owner of the property and the Company retains a 1.5% royalty (NSR) and a 51% back-in right in any gold discovery with an indicated resource of no less than 500,000 ounces (calculated in accordance with NI 43-101).

In June 2006, the Company entered into an agreement with FEMN to explore, in partnership on an equal participation, various properties located in Quebec’s Great North.

Also in June 2006, the Company announced the signing of an agreement with Billiton pursuant to which the Company had the option to acquire Billiton’s 50% interest in the Lac Gayot property in consideration of the issuance of 600,000 shares of Virginia to Billiton. The Company has since acquired Billiton’s participating interest and is the sole owner of the project. Billiton shall retain a 1% royalty (NSR).

In September 2006, the Company announced that it entered into an agreement with MacDonald Mines Ltd. (“MacDonald Mines”) on the LG 3.5 project, located in the James Bay region, province of Quebec. As per the agreement, MacDonald Mines has the option to acquire a 50% participating interest in the property in consideration of $1.2 million in exploration work and cash payments totalling $40,000 over a five-year period. The Company will be the operator.

Also in the fall of 2006, the Company signed an agreement with Eloro Resources Ltd. (“Eloro”) on the La Grande Nord property, pursuant to which Eloro has the option to acquire a 50% participating interest in the property in consideration of $1 million in exploration work to be carried out over a five-year period and payments totalling $50,000 to be paid, in Eloro’s sole discretion, either in cash or in common shares of Eloro. Eloro will be the operator during the option period and the Company will become the operator afterwards.

2.2 Significant Acquisitions

The Company has not completed any significant acquisition during the fiscal year ended February 28, 2009, within the meaning of National Instrument 51-102 on continuous disclosure obligations (Quebec).

ITEM III – Description of the Business

As at February 28, 2009, the most material properties of the Company were as follows. A map showing the locations of these properties appears as Schedule B at the end of this document.

3.1 Coulon Property

3.1.1 Description and Location of Property

The Coulon property is located 55 kilometres north-northeast of the Fontanges Airport operated by Hydro-Québec, in the Caniapiscau area, about 700 kilometres to the east-northeast of Matagami in the James Bay region of the province of Québec. As at February 28, 2009, the Coulon property consisted of 3,035 claims covering a surface area of 150,738 hectares (approximately 1,500 square kilometres). The camp is centred at UTM coordinates (NAD 27, Zone 19) 356290 E 6057960 N, around 15 kilometres north of Fontanges Airport.

On December 11, 2008, the Company announced the signing of an agreement with Breakwater, pursuant to which the Company acquired Breakwater’s 50% participating interest in the Coulon property in consideration of the issuance of 1,666,666 shares of the Company to Breakwater. As per this agreement, Breakwater retains no interest or NSR in the property. The Company is the sole owner of the property.

3.1.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is accessible by gravelled road all year. The topography of the property is relatively rippled with altitudes varying from 420 to 580 metres. Hydrography is made up of several large lakes but there is no major river. Vegetation is typically taïga with vast forests and barren mountaintops. In general, there is no snow, and lakes are not frozen between June and October.

3.1.3 History

It seems that no important work was done in the past in the area of the Coulon, except for some exploration for uranium carried out in 1977 by the SDBJ (Société de développement de la Baie James) and SERU Nucléaire Canada Ltd.

3.1.4 Geological Setting

The Coulon project lies at the junction of four lithotectonic domains: the La Grande, Ashuanipi, Minto and Bienville Achaean sub-provinces. The region is part of the Goudalie-La Grande assemblage. The sector is dominated by intrusions of tonalite and granite, which are hosts to several kilometric to decakilometric Achaean volcano-sedimentary belts (ex. Venus, Charras, Marylin, Pitaval, Coulon). Most of these belts contain basalts and felsic tuffs but ultramafic lavas are also present and particularly abundant in the Venus, Marilyn, and Charras belts.

The most frequent lithostratigraphic assemblages seen on the Coulon property include the Brésolles Suite, the Gayot Complex, and the Aubert Formation. The Brésolles Suite consists mainly of foliated tonalitic gneisses representing the basement. The Gayot Complex is dominated by metabasalts with lesser quantities of metasediments, pyroclastites, and iron formations. The Aubert Formation extends in a north-south direction to the Fontanges Airport, up to the Vaujours fault, tens of kilometres further north. It includes polygenic conglomerates, metamorphosed felsic volcanics and hornblende-biotite paragneiss.

For more details on the geological setting, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations, 2008 Exploration Program, Coulon JV Project, Quebec Mines Virginia Inc., January 2009 ”, prepared by five members of the personnel of Virginia Mines Inc.: Mathieu Savard, B.Sc., P.Geo., Isabelle Roy, B.Sc. P.Geo., Vital Pearson, M.Sc. P.Eng., and Alexis Gauthier-Ross and Pascal Simard, geologists in training, and filed on SEDAR (www.sedar.com) on February 10, 2009.

3.1.5 Exploration and Drilling

Exploration activity on the Coulon property is based on a regional reconnaissance survey carried out by Virginia in the summer of 2003, which had outlined many new interesting polymetallic showings within the Coulon and Pitaval Achaean volcanic belts. Subsequent work, which consisted of airborne and ground Mag-EM surveys, as well as several drill campaigns, carried out from 2004 to 2006, led to the discovery of five significant volcanogenic sulphide lenses (16-17, 9-25, 08, 44 and 43).

In fiscal year 2008, the Company carried out an important exploration program that consisted of a heliborne geophysical survey, borehole and ground InfiniTEM surveys, geological mapping and prospecting as well as 93 diamond-drill holes totalling 40,204 metres. The drilling program significantly prolonged the extensions of lenses 08, 9-25, 43, and 44 laterally and at depth and led to the discovery of a new mineralized lens, the Spirit showing, which returned drill values varying from 1.09% Zn, 0.58% Cu and 17.50 g/t Ag over 1 metre up to 4.11% Zn, 2.32% Cu and 62.08 g/t Ag over 6.15 metres.

Exploration was carried out throughout fiscal year 2009, with other heliborne geophysical surveys, borehole and ground InfiniTEM surveys, geological mapping and prospecting as well as 102 diamond drillholes totalling 52,557 metres. Of that total, 31 holes tested lenses 08 and 9-25 laterally and at depth, 12 tested lens 43, 14 holes tested the extensions of the Spirit showing, 4 holes tested lens 44, and 4 others tested lens 16-17, while the remaining 37 holes tested several geological and geophysical targets on the property. Drilling carried out in fiscal year 2009 extended significantly the extensions of lenses 08, 9-25 and Spirit and led to the discovery of a seventh lens of massive sulphides, lens 201.

The new holes testing the area of lenses 9-25 and 08 allowed for a better definition of the geometry of these two mineralized zones. Lenses 9-25 and 08 are located on the east flank of a canoe-shape structure (synform) oriented in a general north-south direction. The mineralized lenses have a very steep dip and they can be followed vertically to a depth of about 650 to 750 metres under surface, where they bend rapidly to become sub-horizontal at the base of the canoe-shape structure. Both lenses have the same vertically, elongated spoon-shape and are coplanar. Lens 08 is now traced over 400 metres according to a north-south direction, and the sub-horizontal portion in the hinge zone of the canoe-shape structure is followed over a 280-metre distance in an east-west axis. This sub-horizontal portion of lens 08 remains open at depth towards the southwest, based on results from hole CN-08-214, which confirmed the continuity of the mineralization in that direction, with an intersection grading 2.13% Zn, 1.33% Cu and 24.07 g/t Ag over 5.45 metres. Lens 9-25, located directly to the east of lens 08, was confirmed over more than 300 metres, in a north-south direction. Its sub-horizontal portion is less developed than that of lens 08 and is followed over a 180-metre distance, in an east-west axis. Drill results from fiscal year 2009 indicate that lens 9-25 is now delimited.

Drillholes testing the Spirit lens, which is located eight kilometres northwest of lenses 08 and 9-25, significantly expanded its extensions. Mineralization, which has an average thickness of a few metres, generated drill results varying from 0.67% Zn, 1.32% Cu and 21.54 g/t Ag over 1.7 metres up to 14.01% Zn, 1.01% Cu, 113.09 g/t Ag over 3.25 metres. The Spirit lens trends in a N315° general direction with a shallow dip of about 30° to the northeast. Mineralization of economic interest is now confirmed over a lateral distance of about 350 metres and over a distance of 300 metresalong dip. However, the holes drilled outside of this perimeter have intersected weak or no mineralization but the lens remains open at depth.

A new mineralized zone, called lens 201, was discovered by drilling, 2.5 kilometres south of lens 43. Lens 201 was tested with eight holes, which crosscut an intense alteration zone and, more locally, disseminated to massive sulphide zones of a few metres in thickness. Alteration zones generated anomalous results of the order of 0.25% Zn, 0.81% Cu and 11.7 g/t Ag over 2 metres. Sulphide intersections yielded results varying from 3.71% Zn, 1.83% Cu and 32.83 g/t Ag over 2.05 metres up to

3.71% Zn, 1.14% Cu and 21.17 g/t Ag over 6.6 metres. To date, the mineralization of interest is followed over a lateral distance of 75 metres and over a vertical distance of 70 metres to a depth of 330 metres. Lens 201 remains open at depth.

Holes drilled in the areas of lenses 44, 43 and 16-17 did not significantly expand the extensions to these mineralized lenses. Lens 44 is located 250 metres south of lenses 08 and 9-25. Drilling carried out on lens 44 during fiscal year 2009 intersected mainly alteration zones and no new extensions were outlined. Lens 44 is now confirmed laterally over 400 metres and vertically over 500 metres, and seems now totally delimited. Results were about the same for lens 43, located 1.5 kilometres southwest of lenses 08 and 9-25. Lens 43 appears to contain three sub-parallel mineralized zones, northeast oriented, with a plunge to the southwest. Lens 43 remains open at depth along this plunge. Drillholes testing the extensions of lens 16-17 did not intercept significant mineralization, except for hole CN-08-170 that crosscut a mineralized intersection worthy to be mentioned, which yielded 6.63% Zn, 0.14% Cu and 36.9 g/t Ag over 1.15 metres, about 150 metres vertically under lens 16-17.

Finally, drilling on numerous geological and geophysical targets as well as prospecting and surface mapping did not lead to any other significant discovery on the property.

For complete results from the 2008 exploration program, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations 2008 Exploration Program, Coulon JV Project, Quebec, Mines Virginia Inc. January 2009 ”, prepared by five members of the personnel of Virginia Mines Inc.: Mathieu Savard, B.Sc., P.Geo., Isabelle Roy, B.Sc. P.Geo., Vital Pearson, M.Sc. P.Eng., and Alexis Gauthier-Ross and Pascal Simard, geologists in training, and filed on SEDAR (www.sedar.com) on February 10, 2009.

3.1.6 Mineralization

Mineralization found on the Coulon property is summarized in the previous section.

For a more detailed description of the mineralization, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations 2008 Exploration Program, Coulon JV Project, Quebec, Mines Virginia Inc. January 2009 ” prepared by five members of the personnel of Virginia Mines Inc.: Mathieu Savard, B.Sc., P.Geo., Isabelle Roy, B.Sc. P.Geo., Vital Pearson, M.Sc. P.Eng., and Alexis Gauthier-Ross and Pascal Simard, geologists in training, and filed on SEDAR (www.sedar.com) on February 10, 2009.

3.1.7 Sampling and analysis

Samples were collected and processed by personnel contracted by the Company. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed. All samples were shipped to the ALS Chemex sample preparation facility; however they were initially stored at the camp in unlocked facilities. Storing in locked facilities was deemed unnecessary by the Company due to remote camp locations. Bags remained sealed until the ALS Chemex personnel open them.

The reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations 2008 Exploration Program, Coulon JV Project, Quebec, Mines Virginia Inc. January 2009 ”, prepared by five members of the personnel of Virginia Mines Inc.: Mathieu Savard, B.Sc., P.Geo., Isabelle Roy, B.Sc. P.Geo., Vital Pearson, M.Sc. P.Eng., and Alexis Gauthier-Ross and Pascal Simard, geologists in training, and filed on SEDAR (www.sedar.com) on February 10, 2009.

3.1.8 Exploration and development

During fiscal year 2009, the Company and Breakwater spent $13.6 million on the project. These moneys allowed for the carrying out of an important program that consisted of diamond drilling and geophysical and geological surveys. Several encouraging results were obtained in particular on lenses 08, 9-25, Spirit and 201 and several interesting targets remain unexplained. However, mainly because of the current low prices of base metals, the Company is not planning any exploration on the project during fiscal year 2010, but a compilation and interpretation of all results obtained in previous work is currently in progress as well as the preparation of a 43-101 compliant resource calculation.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended February 29, 2008 :	$3,711,000
- For the fiscal year ended February 28, 2009:	$6,866,000

3.2 Poste Lemoyne Extension Property

3.2.1 Property Description and Location

The Poste Lemoyne Extension project is located in the James Bay area, province of Quebec, at approximately 475 kilometres north-east of the town of Matagami and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation, on the Trans-Taïga road. As at February 28, 2009, the project consisted of 252 map-designated claims covering 12,878.24 hectares. The claims are held 100% by the Company; however, the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may buy back, at any time, 0.5% NSR for $500,000.

3.2.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The exploration camp is located along the Trans-Taïga gravelled road, at kilometric marker 176.5. All supplies and fuel are freighted by truck from Radisson or Rouyn-Noranda to the camp.

The region includes many lakes and rivers. The landscape is relatively flat with an altitude varying between 275 and 400 metres. The hydrographic network is oriented in a regular east-west direction, probably influenced by either glacial processes or faulted bedrock. Vegetation is typical of taiga including areas covered by forest and others devoid of trees. In some areas, bedrock outcrops are absent over several square kilometres because of the abundance of swamps and quaternary deposits.

3.2.3 History

It appears that no significant work was done in the past on the Poste Lemoyne Extension property. Prospecting and airborne geophysical surveys were carried out by Tyrone Mines Inc. (1959), Noranda Exploration Inc. (1972-1973) and the SES Group (1973-1976).

3.2.4 Geological Setting

The Poste Lemoyne Extension property is located in the oriental portion of the Superior geological Province, at the border of the La Grande and the Opinaca sub-provinces. The age of these rocks ranges from 2600 My to 3400 My. These rocks have been deformed by the Kenorean orogeny between 2660 and 2720 My. The La Grande sub-province is a volcano-plutonic assemblage composed of an ancient tonalitic gneiss (2788 to 3360 My) and many volcano-sedimentary sequences from the Guyer group (2820 My). The Opinaca sub-province is a metasedimentary and plutonic sequence composed of wackes and biotite paragneiss from the Laguiche group with many granitic to pegmatitic intrusions. In many places, the contact between the two sub-provinces is a deformation corridor. On the property, the Guyer Group is composed mostly of basalts, wackes and iron formations with minor amounts of QFP intrusives.

For more details about the geological context of the property, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations, Winter 2008, Drilling Program, and Summer 2008 Geological Exploration Program, Poste Lemoyne Extension Property, Quebec, February 2009 ”, prepared by two members of the personnel of Services Techniques Geonordic: Alain Cayer, M.Sc., P.Geo. and Robert Oswald, B.Sc., P.Geo., and filed on SEDAR (www.sedar.com) on April 1, 2009.

3.2.5 Exploration and Drilling

Prospecting and heliborne geophysical surveys, carried out by the Company in this area, led to the discovery in June 1998 of the Orfée Zone. Subsequent work, conducted between the summer of 1998 and the fall of 2001, consisted of basic prospecting, geological mapping, mechanical stripping, geophysics and a first diamond drilling program of seven holes totalling 1,142 metres. Surface work allowed for the tracing of the mineralization of the Orfée zone almost continuously, over a lateral distance of 125 metres. Mineralization consists mainly of disseminated and stringer sulphides (up to 20% pyrrhotite-pyrite-arsenopyrite) within a corridor of deformation with a plurimetric width, ESE-WNW oriented, affecting silicious sediments and an oxide-silicate iron formation. Channel sampling done on the mineralized zone yielded results varying from 0.8 g/t Au over 6 metres to 12.8 g/t Au over 9 metres. The two holes drilled directly under the Orfée showing returned intersections grading 2.5 g/t Au over 2 metres and 6.14 g/t Au over 5 metres.

This work was followed by two diamond drilling campaigns, carried out between January 2002 and March 2003, which consisted of 60 holes totalling 9,591 metres. The holes tested the Orfée Zone over a lateral distance of 400 metres and to a 350-metre vertical depth. Many geophysical and geological targets were also evaluated along the structural corridor hosting the Orfée Zone. At the end of work, a modelisation and a first resource evaluation were made by an independent qualified person, Christian D’Amours, according to Canadian Mining Institute standards on mineral resources and reserves definition and National Instrument 43-101 Standards of Disclosure for Mineral Projects. Using a minimal width of 3 metres and an upper cutting level of 90 g/t Au, resources of the Orfée Zone are established at 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category (D’Amours C., mars 2003. Modélisation géostatique et estimation des ressources. Rapport interne, Mines d’Or Virginia , and filed on SEDAR (www.sedar.com) on April 3, 2006). There is no additional study on the economic viability of these resources.

Three other additional drilling programs consisting of 49 holes totalling 12,625 metres were carried out in the December 2003 to April 2007 period. The main objective of these programs was to test more systematically a major zone of flexure along the regional structural corridor, similar to the one hosting the Orfée Zone and located 500 metres east of the Orfée Zone. These holes have allowed for the definition of a large auriferous structure developed in a sequence of basalts/greywackes/ banded iron formation, mineralized mainly with pyrrhotite. This structure, now called Orfée Est, was followed laterally over 500 metres and vertically to a depth of 400 metres where it remains totally open. Overall, drilling yielded large intersections strongly anomalous in gold varying from 0.5 g/t Au over 9 metres up to 1.02 g/t Au over 53 metres. From time to time, the Orfée Est zone returned higher values including 3.09 g/t Au over 26 metres (hole PLE-07-105) and 10.85 g/t Au over 6.25 metres (hole PLE-07-95). Five holes tested the Orfée zone to a maximal depth of 460 metres and extended the vertical continuity of the zone by 60 additional metres to a depth of 310 metres, with an intersection grading 28.73 g/t Au over 2 metres (uncut). However, results obtained at vertical depths of 350 to 460 metres suggest that the high grade zone does not continue at these depths or that its plunge changed significantly. Drilling programs also included holes testing numerous regional targets but results were not significant.

During fiscal year 2009, the Company pursued its exploration on the Orfée Est zone and on other targets on the Poste Lemoyne Extension property. In the winter and the spring of 2008, the Company carried out a 15-hole drilling program totalling 5,365 metres. Six of the new holes (PLE-08-115, 116, 117, 118, 121 and 128) tested the Orfée Est zone to a vertical depth of 500 metres under the surface, with results that compare to those obtained in the past. Many large intersections very anomalous in gold were obtained but there was no significant improvement in grades in comparison with results from past years. Another hole (PLE-08-120) tested at depth the plunge of the Orfée zone and intercepted a sub-economic intersection grading 2.21 g/t Au over 3 metres. The drilling program also included eight holes testing numerous regional targets (PLE-08-119, 122 to 127, 129). Overall, these holes returned a few intersections anomalous in gold, with a more encouraging result of 1.09 g/t Au over 26 metres (including 2.73 g/t Au over 3 metres and 2.95 g/t Au over 3 metres) in hole PLE-08-129, which targeted at shallow depth a hinge exposed at surface (trench C), in an iron formation, about 1.5 kilometres east of the Orfée Est zone. This new zone remains totally open to exploration.

A campaign including prospecting, mechanical stripping and geological mapping was also carried out in the summer and fall of 2008, in the southeast portion of the property. Work led to the discovery at surface of a new auriferous corridor followed over 6 kilometres, in an east-southeast direction. This corridor contains several new gold showings within a sequence of amphibolitic basalts and wackes also comprising a porphyric-dioritic intrusion. Gold mineralization is present mainly in the dioritic intrusion and the amphibolitic basalts as finely disseminated sulphides (pyrite-pyrrhotite-arsenopyrite) with or without centimetric quartz veinlets. This mineralization creates large halos highly anomalous in gold, in plurimetric to a few tens of metres thicknesses with, from time to time, higher values over a few metres. Overall, channel sampling done on the main gold showings generated the following results:

Guylaine:	from 0.29 g/t Au / 2m up to 0.36 g/t Au / 20.6m
Aim:	0.17 g/t Au / 15m
Sue:	1.02 g/t Au / 4m
Ilto-1:	from 0.59 g/t Au / 6m up to 1.05 g/t Au / 17m, including 3.54 g/t Au / 3m
Ilto-2:	from 0.46 g/t Au / 4m up to 0.37 g/t Au / 14m, including 3.29 g/t Au / 1m
Tommy:	0.96 g/t Au / 6m

Furthermore, individual samples collected to characterize these mineralized showings yielded, from time to time, values between 12 and 52 g/t Au. Further to these encouraging results, line cutting and an IP survey was completed in January 2009 over this new area.

Complete results from the exploration program conducted in 2008 are reported in the 43-101 technical report entitled “ Technical Report and Recommendations, Winter 2008, Drilling Program, and Summer 2008 Geological Exploration Program, Poste Lemoyne Extension Property, Quebec, February 2009 ” prepared by two members of the personnel of Services Techniques Geonordic: Alain Cayer, M.Sc., P.Geo. and Robert Oswald, B.Sc., P.Geo., and filed on SEDAR (www.sedar.com) on April 1, 2009.

3.2.6 Mineralization

Mineralization observed on the property is summarized in the previous section.

For more details about the mineralization, the reader is referred to the 43-101 technical report entitled “ Technical Report and Recommendations, Winter 2008, Drilling Program, and Summer 2008 Geological Exploration Program, Poste Lemoyne Extension Property, Québec, February 2009 ” prepared by two members of the personnel of Services Techniques Geonordic: Alain Cayer, M.Sc., P.Geo. and Robert Oswald, B.Sc., P.Geo., and filed on SEDAR (www.sedar.com) on April 1, 2009.

3.2.7 Sampling and Analysis

In 2004, Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Analyzed samples coming from channels or half-cores, with lengths varying from 0.5 to 1.5 metres, are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

3.2.8 Exploration and Development

During fiscal year 2009, the Company spent $2.1 million on the Poste Lemoyne Extension project. Work outlined a new auriferous corridor with an interesting potential in the southeast portion of the property. For fiscal year 2010, the Company voted a budget of $800,000 to conduct, in the summer of 2009, a mapping and mechanical stripping program on this auriferous corridor in order to define new targets for drilling.

Expenditures for exploration work done by the Company are as follows:

-For the fiscal year ended February 29, 2008	$1,428,000
-For the fiscal year ended February 28, 2009	$2,079,000

3.3 Corvet Est Property

3.3.1 Description and location of the property

The Corvet Est property is located in the James Bay region, province of Quebec, 53 kilometres south of LG-4 Airport. As at February 28, 2009, the property consisted of 655 map-designated, adjacent claims totalling 33,585.35 hectares. The Corvet Est property is subject to an agreement pursuant to which

Goldcorp could acquire a 50% participating interest for a consideration consisting of payments totalling $90,000 and $4 million in exploration work over a five-year period. In April 2008, Goldcorp had fulfilled all its obligations and accordingly acquired its 50% participating interest in the Corvert Est property.

3.3.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is accessible only by floatplane or helicopter. However, the property can be approached by the James Bay road, via Matagami or Chibougamau, up to the junction of the Trans-Taïga road, at kilometric marker 544, which is less than 50 kilometres from the property. This gravelled road is open all year round, and leads to the Caniapiscau reservoir. Two floatplane bases are located along this road: Cargair (at kilometric marker 285) and Mirage (at kilometric marker 358). The property is located 48 kilometres south of Cargair and 87 kilometres southwest of Mirage. An alternate way to reach the property is to charter a plane up to LG-4 Airport, at kilometric marker 300 on the Trans-Taïga road.

The topography of the property is moderate with elevations varying from 350 to 450 metres. Outcrops are abundant and the overburden is thinner by comparison with the surrounding region where the glacial cover dominates. The forest is irregular, has low density, and consists of black spruce and grey pine. Forest fires affected nearly 50% of the surface area of the property. In general, there is no snow and lakes are not frozen between June and October.

3.3.3 History

It seems that the area of the property never was the object of significant exploration work in the past.

3.3.4 Geological setting

Rocks in the region are Achaean-aged and part of the Superior Province. Most of the property is occupied by a volcano-sedimentary sequence interpreted as being part of the Lac Guyer greenstone belt. It is composed of metabasalts interbedded with felsic volcanics and thin bands of metasediments. This unit is fault-contacted with metasediments of the Laguiche Group. Age dating done in the region gives an age of 2,749 My for the Guyer Belt and of <2,698 My for the Laguiche Group. Units are east-west oriented with a steep dip to the north. Rocks are metamorphosed to the amphibolite facies.

For more details on the geological context of the property, the reader is referred to the 43-101 technical report entitled “Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Quebec, Virginia Mines Inc. May 2008 ”, prepared by Jean-François Ouellette, P.Geo, (Services Techniques Geonordic), and filed on SEDAR (www.sedar.com) on May 26, 2008.

3.3.5 Exploration Work and Drilling

Prospecting and regional reconnaissance programs conducted in the summers of 2002 and 2003 as well as subsequent work carried out in the winter of 2004 led to the discovery by Virginia of two significant gold structures called the Contact and Marco zones. Subsequent work carried out between the winter of 2004 and fall 2007 included basic prospecting, geological mapping, mechanical stripping, geophysical and geochemical surveys (till and B horizon) as well as several drilling programs. Work confirmed the potential of the Marco Zone, a plurimetric to decametric gold structure comprising several zones of finely disseminated sulphides (up to 10% arsenopyrite-pyrite-pyrrhotite), associated with microcline-tourmaline-garnet-biotite-magnetite alteration within felsic volcanics. The Marco zone yielded a range of drill results from thin, weakly mineralized intersections grading less than 1 g/t Au over a few metres, to more mineralized intersections grading 5.12 g/t Au over 13.4 metres and 10.1 g/t Au over 5.2 metres. The Marco zone returned drill gold values over a lateral distance of over 1,400 metres and to a vertical depth of 450 metres. As for the Contact zone, it produced irregular results and returned, from time to time, some mineralized intersections of interest. Surface work also led to the discovery of some other showings mineralized in gold, copper and/or molybdenum on the Corvet Est property and on the adjoining property Lac Eade, which is now part of the Corvet Est property.

In the winter of 2008, a new drilling program targeting the Marco zone was conducted on the Corvet Est project. Seven holes totalling 3,824 metres tested the extensions of this gold structure over a lateral distance of 1.6 kilometres and to a vertical depth of 550 metres. Overall, results were mixed as drilling intercepted several thin mineralized zones that returned values of 0.5 to 2 g/t Au in thicknesses of 1 to 2 metres. Three holes testing at depth the extension of the Marco structure generated more encouraging results with 9.37 g/t Au over 2 metres to a vertical depth of about 550 metres (hole CE-08-72), 4.63 g/t Au over 2 metres and 3.54 g/t Au over 3 metres, to a vertical depth of 500 metres (hole CE-08-71), and 1.07 g/t Au over 27 metres, including 3.91 g/t Au over 2 metres, to a vertical depth of 550 metres (hole CE-08-74).

Basic prospecting and till sampling was also conducted in the summer of 2008, in the less known portions of the property. Work led to the discovery of a few new mineralized showings that yielded values of 0.58 g/t Au to 3.70 g/t Au from reconnaissance samples. Till sampling did not reveal any new significant gold anomalies.

For complete results of the 2008 drilling campaign, the reader is referred to the 43-101 technical report entitled “Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Quebec, Virginia Mines Inc. May 2008 ”, prepared by Jean-François Ouellette, P.Geo. (Services Techniques Geonordic), and filed on SEDAR (www.sedar.com) on May 26, 2008.

For complete results of the summer 2008 prospecting and till sampling program, the reader is referred to the 43-101 technical report entitled “Technical Report on Summer 2008 Field Work, Corvet Est Project, Quebec, VIRGINIA MINES INC. February 2009”, prepared by Robert Oswald, P.Geo., (Services Techniques Geonordic), and filed on SEDAR (www.sedar.com) on March 2, 2009.

3.3.6 Mineralization

Mineralization observed on the property is summarized in the previous section.

For a more detailed description of the mineralization, the reader is referred to the 43-101 technical report entitled “Technical Report on 2007-2008 Drilling Program, Corvet Est Project, Québec, Virginia Mines Inc. May 2008 ” , prepared by Jean-François Ouellette, P.Geo. (Services Techniques Geonordic), and filed on SEDAR (www.sedar.com) on May 26, 2008.

3.3.7 Sampling and Assays

In 2004, Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Analyzed samples coming from channels or half-cores, with lengths varying from 0.5 to 1.5 metre, are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

3.3.8 Exploration and Development

In fiscal year 2009, expenses incurred by Goldcorp and the Company totalled $848,000 and $424,000, respectively, to carry out diamond drilling and basic prospecting. The drilling program’s main objective was to evaluate at depth, in more detail, the Marco gold structure. Based on results obtained, the Company and its partner are not considering, in a short term, new drilling on the Marco zone. However, a $350,000 exploration program is planned in the summer of 2009 to attempt to discover new gold structures of interest in less explored parts of this vast property.

Expenditures for exploration work done by the Company are as follows:

-For the fiscal year ended February 29, 2008	nil
-For the fiscal year ended February 28, 2009	$424,000

3.4 Ashuanipi Property

3.4.1 Description and Location of the Property

The Ashuanipi property is located in the James Bay region, province of Quebec, more precisely in the south portion of the Caniapiscau reservoir, about 180 kilometres northwest of Fermont (a mining town). As of February 28, 2009, the property consisted of 1,339 claims covering 68,202.15 hectares. The Company owns a 100% participating interest in this property.

3.4.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is accessible by the Trans-Taïga Road, up to the Brisay hydroelectric station operated by Hydro-Québec, and then from a gravelled seasonal road, serving the dams in the southwest of the Caniapiscau reservoir, up to the camp. The property is located between 20 to 70 kilometres from the exploration camp and may be accessed by plane or helicopter. The ground is mostly peat bog with a few rounded topographic peaks. The vegetal cover is generally characterized by conifers in altitude and peat bog vegetation in the valleys. The hydro-graphic network is well developed, with substantial areas occupied by lakes and rivers. Part of this hydrographic network has been subject to man-made modifications (Caniapiscau reservoir). The Caniapiscau reservoir stretches to the north of the area.

3.4.3 History

It seems that no major work was done in the past in the area of the Ashuanipi property except for some prospecting and airborne geophysical surveys focussing on search for uranium, carried out by other companies in the 70’s.

3.4.4 Geological Setting

The sector is located in the Achaean Superior Province. Rocks belong to the metamorphic-plutonic complex of Ashuanipi, which is mostly composed of diatexite (2.68 to 2.66 My) formed by granodiorite with paragneiss migmatitic inclusions and iron formation locally. It also includes paragneiss horizons (3.3 to 2.7 My) injected by plutons and sills of tonalite, syenite or monzonite.

The prospected area lies mostly in the lithotectonic domain of Caniapiscau, which differs from the Ashuanipi complex, with a generally lower degree of metamorphism. It is also characterized by the occurrence of bimodal metavolcanic sequences and plutonic rocks, paragneiss units, alumino-silicate paragneiss, iron formation (silicate, oxide and sulphide), as well as a series of post-tectonic intrusions associated with intense magnetic anomalies.

For more details on the geological context of the property, the reader is referred to the 43-101 technical report entitled “Rapport technique et Recommandations, Programme de Reconnaissance, Projet Ashuanipi, Québec, Novembre 2008”, prepared by three members of the personnel of Virginia Mines Inc.: Jérôme Lavoie, B.Sc., P.Eng., Louis Grenier, B.Sc. P.Geo. and Paul Archer, M.Sc. P.Eng., and filed on SEDAR (www.sedar.com) on March 16, 2009.

3.4.5 Exploration Work and Drilling

The Ashuanipi project is the result of a regional reconnaissance survey, carried out by the Company in the summer of 2007, which led to the discovery of several interesting polymetallic showings within little explored Achaean volcanic belts. Reconnaissance samples collected on these showings yielded values of 0.1 to 2.25 g/t Au, 1.2 to 536 g/t Ag, 0.24 to 2.93% Cu and 0.20 to 3.26% Zn.

Further to these results, the Company conducted in the spring of 2008, a vast VTEM heliborne geophysical survey totalling 2,198 linear kilometres on two distinct blocs. Prospecting, geological mapping and mechanical stripping that followed in the summer of 2008 led to the discovery of new significant mineralized showings. The most important one, the Eagle showing, is hosted by a magnesian alteration zone of plurimetric thickness, developed within mafic to felsic orthogneisses. The mineralization is revealed mainly as pyrrhotite-pyrite±sphalerite±chalcopyrite±galena stringers and disseminations over widths of 1 to 3 metres. The Eagle zone corresponds to a series of VTEM conductors and can be extrapolated over a lateral distance of 900 metres. In total, 17 channels have been cut in trenches done in the area of the Eagle showing. Results obtained directly on the Eagle showing (TR-AH-08-02) are 0.36%

Cu, 0.25 g/t Au and 2.70 g/t Ag over 3 metres. Trench TR-AH-08-06, located 150 metres southwest of the Eagle showing, returned values of 1.30% Zn and 0.25 g/t Au over 2 metres. Trench TR-AH-08-07 yielded a value of 3.78 g/t over 1 metre, 600 metres southwest of the Eagle showing. Finally, two channels returned values of 0.24% Cu, 0.27% Zn and 0.24 g/t Au over 2 metres and 0.73 g/t Au over 6 metres in trench TR-AH-08-09, located 900 metres southwest of the Eagle showing. The other channels done in the area returned only low values. Reconnaissance samples collected to characterize the mineralization yielded results varying from 0.15% to 3.92% Cu, 0.27% to 8.94% Zn and 0.13 to 4.86 g/t Au.

Elsewhere on the property, some samples collected during the geological survey yielded interesting results. At a few kilometres southwest of the Eagle zone, two amphibolitic outcrops, weakly mineralized in pyrrhotite and chalcopyrite, returned values of 6.29 g/t Au and 3.05 g/t Au, 0.65% Cu and 9.50 g/t Ag, respectively. In the center of the property, three outcrops mineralized in pyrite-pyrrhotite-chalcopyrite yielded results between 0.97 and 5.95 g/t Au, 0.81% and 1.03% Cu, 9 g/t and 13.6 g/t Ag. Finally, a few outcrops and mineralized erratic blocs returned values anomalous in Cu-Zn-Ag in the north part of the property.

For complete results of the 2008 exploration program, the reader is referred to the 43-101 technical report entitled “Rapport technique et Recommandations, Programme de Reconnaissance, Projet Ashuanipi, Québec, Novembre 2008”, prepared by three members of the personnel of Virginia Mines Inc.: Jérôme Lavoie, B.Sc., P.Eng., Louis Grenier, B.Sc. P.Geo. and Paul Archer, M.Sc. P.Eng., and filed on SEDAR (www.sedar.com) on March 16, 2009.

3.4.6 Mineralization

Mineralization observed on the property is summarized in the previous section.

For more details on the mineralization, the reader is referred to the 43-101 technical report entitled “Rapport technique et Recommandations, Programme de Reconnaissance, Projet Ashuanipi, Québec, Novembre 2008”, prepared by three members of the personnel of Virginia Mines Inc.: Jérôme Lavoie, B.Sc., P.Eng., Louis Grenier, B.Sc. P.Geo. and Paul Archer, M.Sc. P.Eng., and filed on SEDAR (www.sedar.com) on March 16, 2009.

3.4.7 Sampling and Assays

Samples were collected and processed by personnel contracted by the Company. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed. All samples were shipped to the ALS Chemex sample preparation facility; however they were initially stored at the camp in unlocked facilities. Storing in locked facilities was deemed unnecessary by the Company due to remote camp locations. Bags remained sealed until the ALS Chemex personal open them.

The reader is referred to the 43-101 technical report entitled “Rapport technique et Recommandations, Programme de Reconnaissance, Projet Ashuanipi, Québec, Novembre 2008”, prepared by three members of the personnel of Virginia Mines Inc.: Jérôme Lavoie, B.Sc., P.Eng., Louis Grenier, B.Sc. P.Geo. and Paul Archer, M.Sc. P.Eng., and filed on SEDAR (www.sedar.com) on March 16, 2009.

3.4.8 Exploration and Development

During fiscal year 2009, the Company spent $1.2 million on the Ashuanipi project. Work allowed for the identification of a main mineralized zone, called zone Eagle, as well as many other mineralized showings of interest. As these mineralized zones are mainly anomalous in base metal (copper and zinc) and because of the very low price of these metals and the remoteness of the project from main infrastructures in the James Bay region, the Company does not foresee any exploration on the project during fiscal year 2010. However, this decision could change should a partner be interested in the project .

Expenditures for exploration work done by the Company are as follows:

-For the fiscal year ended February 29, 2008	$354,000
-For the fiscal year ended February 28, 2009	$1,161,000

3.5 Anatacau-Wabamisk Property

3.5.1 Description and Location of the Property

The Anatacau-Wabamisk project is located 30 kilometres southwest of the Opinaca reservoir, about 290 kilometres north of Matagami, province of Quebec. The property is situated about 30 kilometres east of the James Bay Road.

As at February 28, 2009, the property consisted of 957 designated claims totalling 50,404.34 hectares, split on two adjoining portions: the Anatacau part, with 207 claims constituting the southeast portion of the property, and the Wabamisk part, with 750 claims constituting the main part of the property. The Company owns a 100% participating interest in the Wabamisk portion while IAMGOLD owns a 100% participating interest in the Anatacau portion. As per an agreement entered into in May 2007, the Company has the option to acquire IAMGOLD’s 100% participating interest in the Anatacau portion of the project for a consideration consisting of a $25,000 payment upon signing of the agreement and $3 million in exploration work to be carried out before December 31, 2012. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% NSR. The Company may buy back half (1%) of this royalty for $1.5 million.

3.5.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is easily accessible via the paved James Bay road, up to the junction of the kilometric marker 396, with an additional 45 kilometres towards the east along a gravelled road open all year round. Remote zones are accessible by helicopter. The topography of the property is moderate with a few rippled hills of less than 100 metres in elevation. The hydro-graphic network of the property is marked by the presence of the Eastmain River and many lakes, particularly the Anatacau Lake that stands in the center of the property. Peat bog vegetation invades the south half of the property.

3.5.3 History

The first geological reconnaissance work in the Eastmain River area was performed in 1897 by the Geological Survey of Canada, along the shores of the Eastmain River. Later on, mapping at different scales was conducted by the Geological Survey of Canada and the Ministère des Richesses naturelles du Québec in the 1942-1978 period. Since the mid 30’s, a few mining companies conducted exploration in an area covering parts of the Anatacau-Wabamisk project. These work programs led to the discovery of a few showings mineralized in gold, copper and silver, in the vicinity or within the current limits of the Anatacau-Wabamisk project. In 1996, the Company carried out geological reconnaissance in the Anatacau portion of the project and outlined a small gold showing grading 1.56 g/t Au. In 2005, IAMGOLD Québec Management Inc. conducted an exploration program that consisted of a remote sensing study, a program of lake-bottom sediment sampling (93 samples) and till sampling (130 samples), as well as prospecting. A helicopter-borne magnetic and electromagnetic (AeroTEM II) survey was also conducted. In the summer of 2006, IAMGOLD Québec Management Inc. carried out further prospecting, rock sampling (299 samples) and till sampling (156 samples).

3.5.4 Geological Setting

The Anatacau-Wabamisk project lies within the Archaean La Grande sub-province of the geological Superior Province. The age of these rocks ranges from 2,600 to 3,400 My. These rocks were affected by the kenorean orogeny between 2,660 and 2,720 My. The La Grande sub-province is composed of volcano-plutonic rocks comprising ancient tonalitic gneisses (2,788 – 3,360 My) of several volcano-sedimentary sequences. The Anatacau-Wabamisk property covers the west part of the Lower Eastmain greenstone belt. This belt is composed of volcano-sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbros to monzogranites. Regional metamorphism ranges from greenschist to upper amphibolites facies.

For more details on the geological setting, the reader is referred to the 43-101 technical reports entitled “Technical Report and Recommendations, Spring 2008 Drilling Program and Summer 2008 Geological Exploration Program, Anatacau Property, Quebec, February 2009” and “Technical

Report and Recommendations, Spring 2008 Drilling Program and Summer 2008 Geological Exploration Program, Wabamisk Property, Quebec, February 2009” , prepared by two members of the personnel of Services Techniques Geonordic: Alain Cayer, M.Sc., P.Geo. and Robert Oswald, P.Geo., and filed on SEDAR (www.sedar.com) on February 25 and March 2, 2009, respectively.

3.5.5 Exploration Work and Drilling

In June 2005, the Company initiated prospecting and geological mapping on the Wabamisk portion with the objective of discovering epigenetic gold mineralization similar to that of the Roberto zone of the Éléonore project located 65 kilometres northeast of the Anatacau-Wabamisk project. Work led to the discovery of several new mineralized showings that overall returned results mainly anomalous in gold, copper and silver. Samples collected to characterize these showings yielded values between 0.2 g/t and 3.40 g/t Au, 0.04% and 0.71% Cu, and between 1 g/t and 19.5 g/t Ag. The few channels done on the mineralized showings returned weak gold values (less than 2 g/t Au) over widths of 1 metre or less. Work was followed, in 2006, by another mapping and sampling program and by heliborne geophysical (Mag, EM, Radiometry) and geochemical (B Horizon) surveys. New mineralized showings were discovered in the Wabamisk portion, which returned results that compare to those obtained in 2006.

In the summer of 2007, the Company carried out a geological survey as well as prospecting on the entire Anatacau-Wabamisk property, jointly with a till survey (177 samples). Work led to the discovery, in mineralized sediments (pyrite, pyrrhotite and chalcopyrite traces), of the Isabelle showing that returned 6.48 g/t Au over 3 metres in the first channel sampling. Many other reconnaissance samples collected on the property returned values varying between 0.1 g/t and 5 g/t Au with, from time to time, higher values between 12 g/t and 43.1 g/t Au. These results made the Company open 11 trenches, in September 2007, on the best gold and geological targets. In the area of the Isabelle showing, the gold mineralization is difficult to follow from one trench to the other and results vary considerably. Channel results vary between low values (1 g/t Au or less over 1 metre) and maximum values of 4.20 g/t Au over 13.61 metres, including a sample grading 42.8 g/t Au over 1 metre. The Franto showing also generated interesting results. The mineralization consists of 2 to 3% of disseminated pyrite-pyrrhotite in a sheared basalt and it yielded 4.82 g/t Au over 4 metres in channel. The other channels done on the lateral extensions of the Franto showing returned values that vary between 0.93 g/t Au over 2 metres and 4.70 g/t Au over 2 metres. Elsewhere on the property, the trenches done on the other targets returned weak results anomalous in gold. In the fall of 2007, the area covering the Isabelle and Franto showings was the object of line cutting (117.7 kilometres) and a magnetic survey (117.7 kilometres), as well as induced polarization (104.8 kilometres).

During fiscal year 2009, the Company completed a short six-hole drilling program totalling 910 metres to test the Isabelle and Franto showings as well as their possible extensions. Of these six holes, only one returned significant results, hole WB-08-001, with an intersection grading 4.92 g/t Au over 3 metres. This hole tested at shallow depth the Isabelle surface showing that had already yielded 4.20 g/t Au over 13.61 metres in channel. The other five holes did not return any interesting values. One of these holes, testing an IP anomaly located northeast of the Isabelle showing, did not intercept the same sequence of rocks hosting the showing and left the extension of the Isabelle showing untested in that direction. Drilling carried out on the Franto showing intercept mineralization and alterations similar to those observed at surface but no significant gold value was obtained. In the summer of 2008, additional prospecting and geological reconnaissance was conducted on the property. A few new mineralized showings anomalous in gold, copper and silver were observed.

For complete results of the 2008 exploration program, the reader is referred to the 43-101 technical reports entitled “Technical Report and Recommendations, Spring 2008 Drilling Program and Summer 2008 Geological Exploration Program, Anatacau Property, Quebec, February 2009” and “Technical Report and Recommendations, Spring 2008 Drilling Program and Summer 2008 Geological Exploration Program, Wabamisk Property, Quebec, February 2009”, prepared by two members of the personnel of Services Techniques Geonordic: Alain Cayer, M.Sc., P.Geo. and Robert Oswald, P.Geo., and filed on SEDAR (www.sedar.com) on February 25 and March 2, 2009, respectively.

3.5.6 Mineralization

Mineralization observed on the property is summarized in the previous section.

For more details on the mineralization, the reader is referred to the 43-101 technical reports entitled “Technical Report and Recommendations, Spring 2008 Drilling Program and Summer 2008 Geological Exploration Program, Anatacau Property, Quebec, February 2009” and “Technical Report and Recommendations, Spring 2008 Drilling Program and Summer 2008 Geological Exploration Program, Wabamisk Property, Québec, February 2009”, prepared by two members of the personnel of Services Techniques Geonordic: Alain Cayer, M.Sc., P.Geo. and Robert Oswald, P.Geo., and filed on SEDAR (www.sedar.com) on February 25 and March 2, 2009, respectively.

3.5.7 Sampling and Assays

In 2004, Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Analyzed samples coming from channels or half-cores, with lengths varying from 0.5 to 1.5 metres, are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

3.5.8 Exploration and Development

During fiscal year 2009, the Company spent $898,000 on the Anatacau-Wabamisk project. Results obtained to date definitely justify continuing exploration and an additional budget of $1 million will be spent on the project during fiscal year 2010. An important program consisting of mechanical stripping, till sampling and prospecting is planned for the summer of 2009 in order to test the possible extensions of the Isabelle and Franto showings, as well as many IP anomalies located in the vicinity of the mineralized showings. The new targets that will be generated by prospecting and till sampling will also be the object of an additional follow-up.

Expenditures for exploration work done by the Company are as follows:

-For the fiscal year ended February 29, 2008	$1,402,000
-For the fiscal year ended February 28, 2009	$898,000

ITEM IV - Dividends

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth and any other factors that the board deems necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

ITEM V – Capital Structure

The Company’s authorized capital stock consists of an unlimited number of common shares without par value, of which, as of February 28, 2009, a total of 29,201,776 shares were issued and outstanding. Each common share confers upon the holder the right to one vote at all shareholders’ meetings, to receive all dividends associated with this class of shares as declared by the Company, and upon the dissolution of the Company, the holder is entitled to receive, along with other shareholders, a share of the Company’s assets, proportional to his/her holdings.

ITEM VI - Stock Market for the Trading of Shares

The shares of the Company have been listed on the Toronto Stock Exchange (symbol VGQ) since April 05, 2006. Prior thereto, the shares of the Company’s predecessor entity, Virginia, had been listed on the Toronto Stock Exchange since the formation of the predecessor entity in June 1996.

Trading Price and Volume

The table below provides information as to the high and low prices of the Company’s common shares, and monthly trading volume for the shares during fiscal year 2009.

2008	Low ($)	High ($)	Volume (#)
March	5.45	7.73	1,003,329
April	5.98	7.25	930,107
May	6.09	7.00	502,027
June	5.00	6.27	1,651,642
July	4.62	5.70	1,433,791
August	4.00	4.85	854,296
September	3.31	4.35	673,342
October	2.48	4.15	1,452,222
November	2.25	3.34	706,400
December	2.31	4.14	3,031,586
2009
January	3.17	4.70	343,256
February	3.60	4.46	2,403,839
Total			14,985,837

ITEM VII – Escrowed Shares

There are no escrowed shares.

ITEM VIII – Risk Factors

8.1 Industry Conditions

The exploration for and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Company’s properties are in the exploration stage and the Company is presently not exploiting any of its properties and its future success will depend on its capacity to generate revenues from an exploited property.

The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Company wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geologic formations.

There can be no guarantee that sufficient quantities of minerals will be discovered or that one of the Company’s properties will reach the commercial production stage. If the Company discovers profitable mineralization, the Company does not have sufficient financial means to bring a producing mine into operation. Considering that the Company has no properties with proven reserves and considering the aforementioned risk factors, it is unlikely that the Company will develop a profitable commercial operation in the near future.

8.2 Regulatory Matters

The Company’s mining activities are subject to governmental regulation. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety, environmental protection and other matters. An excessive supply of certain minerals may arise from time to time due to the absence of a market for said minerals and to restrictions on exports.

Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties.

8.3 Permits, Licences and Approvals

The operations of the Company require licences and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Company proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

8.4 Title to Property

Although the Company has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests in its properties.

8.5 Competition

The Company’s activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment.

8.6 Dependence on Management

The Company is dependent on certain members of management, particularly its President and its Vice-president. The loss of their services could adversely affect the Company. Investors must rely on the Company’s directors and those who are unwilling to do so should refrain from investing in the Company.

Management of the Company rests with a few key employees, the loss of any of whom could have a detrimental effect on the Company’s operations.

8.7 Conflicts of Interest

Certain directors and officers of the Company also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.

8.8 Commercialization

The commercialization of minerals depends on a number of factors that are independent from the Company’s desire to proceed with said commercialization. These factors include market fluctuations and governmental regulations concerning prices, taxes, fees, authorized production, imports and exports. The exact effect of these factors cannot be accurately evaluated.

8.9 Uninsured Hazards

The Company could be held responsible for certain events including environmental pollution, cave-ins or other hazards against which a company such as Virginia Mines cannot insure or against which it may elect not to insure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Company’s assets.

8.10 Land Claims

At the present time, none of the properties in which the Company has an interest or an option to acquire an interest is the subject of an aboriginal land claim. However, no assurance can be provided that such will not be the case in the future.

ITEM IX – Directors and Officers

The following table lists the Company’s Directors and Officers as of February 28, 2009.

Name and residence	Principal occupation	Director or Officer since	Number of shares	%
André Gaumond Lac Beauport (Qc)	President and CEO of the Company	November 30, 2005	834,826	2.9
André Lemire (1) (2) Westmount (Qc)	President of Lemvest Inc.	November 30, 2005	129,051	0.4
Paul Archer St-Augustin-de-Desmaures (Qc)	Vice-President, Exploration and Acquisitions, for the Company	March 23, 2006	100,000	0.3
Claude St-Jacques (2) Quebec (Qc)	President and CEO of Société d’exploration minière Vior inc.	November 30, 2005	50,625	0.2
Mario Jacob (1) (2) Lévis (Qc)	President of Maximus Capital Inc.	November 30, 2005	0	0
Pierre Labbé(1) Lévis (Qc)	Vice-President and CFO of Medicago Inc.	April 22, 2008	0	0
Robin Villeneuve Blainville (Qc)	CFO of the Company	June 16, 2008	0	0
  Member of the Audit Committee
  Member of the Remuneration Committee

9.1 Biographical Notes

André Gaumond has been President and Chief Executive Officer and Director of the Company since November 30, 2005 and was President and Chief Executive Officer and Director of Virginia Gold Mines Inc. from June 1, 1996 to March 31, 2006. He was President and Director of Old Virginia Gold Mines from 1992 to 1996 and of Exploration Diabior Inc. from 1993 to 1996 (these companies merged to form Virginia Gold Mines Inc., predecessor to the Company, in June 1996). Mr. Gaumond is a geological engineer with a master’s degree in geological economics. He worked as a geologist for several organizations, including Noranda, SOQUEM and the government of Quebec. From 1987 to 1990, he was a mining analyst for financial institutions such as Pemberton Securities and Midland Walwyn. In 1990, he joined Corpomin Management as a technical and financial advisor, where he held a variety of senior, management positions within different mining exploration companies. In 1995, he was nominated President of the Quebec Prospectors Association. On behalf of Virginia’s team, he accepted the Quebec Prospector of the Year award in 1996-97 for the company’s work in James Bay, and the prix Ressource from the Quebec Order of Geologists in 2001. In 2004, Virginia was again awarded the title of Quebec Prospector of the Year in recognition of the Coulon and Éléonore projects. Mr. Gaumond received the title of Quebec Entrepreneur of the Year in 2005 for his achievement on the Éléonore project, as well as was named “Mining Man of the Year” in Canada by mining magazine “The Northern Miner”. In 2006 he was given the prestigious Canadian Prospector of the Year award from the Prospectors and Developers Association of Canada (PDAC). In 2007 he received the e3 (Environmental Excellence in Exploration) award in Quebec and the same award in 2008 in Canada. He is currently serving on the Board of Detour Gold Corporation as well as on the Board of the PDAC. Mr. Gaumond is a member of several professional associations, among them the Quebec Order of Engineers.

André Lemire was a Director of Virginia since June 1996. He became a Director and Chairman of the Board of the Company upon its incorporation on November 30, 2005. Mr. Lemire is also a member of the Audit Committee. Mr. Lemire holds a degree in Economics from the University of Ottawa. From 1972 to 1990, he held various executive positions with the brokerage firm of Levesque Beaubien Geoffrion Inc., notably Executive Vice-President and member of the Board of Directors. From February 1990 to January 1995, he was President and Director of Operations for Marleau, Lemire Securities Inc. In January 1995, he became Co-Chairman of the Board of Marleau, Lemire Securities Inc. and President of Marleau Lemire Inc. Mr. Lemire was appointed as Governor of the Montreal Stock Exchange for the period of 1994 to 1996. He is currently President of Lemvest Inc., a private holding company.

Claude St-Jacques has been a Director of the Company since November 30, 2005, and was a Director of Virginia from June 3, 1996 to March 31, 2006. He was Director of Old Virginia Gold Mines Inc. from 1986 to 1996 and of Exploration Diabior Inc. from 1993 to 1996 (these companies merged in June 1996 to form the Company’s predecessor entity). He graduated from Laval University in 1982 and has been involved in the mining industry ever since. Mr. St-Jacques was General Manager of the Association des Prospecteurs du Québec from 1982 to 1984. He is President and CEO of Société d’exploration minière Vior inc., a company traded on the TSX Venture Exchange.

Mario Jacob has been a Director of the Company since November 30, 2005, and was a Director of Virginia from June 21, 2005 to March 31, 2006. Mario Jacob has been President and Director of Maximus Capital Inc., a corporate financing and reorganization company, since November 2003. He has been a lawyer and member of the Quebec Bar since 1995. He is Director of Power Tech Corporation Inc. (TSX Venture Exchange: PWB), Ressources Cartier inc. (TSX Venture Exchange: ECR) and Opsens Inc. (TSX Venture Exchange: OPS). He is also President and Director of Capital MLB Inc. (TSX Venture Exchange: MMB.P), a capital pool company. He was Director and President of Dufort Capital Inc., a capital pool company, from May 2005 to December 2005, which became Odesia Group Inc. (TSX Venture Exchange: ODS) following its qualifying transaction. Mario Jacob was also Director and Secretary of Rasa Investments Inc., a capital pool company, which became Fortune 1000 Group Inc. (now Fortsum Business Solutions Inc., TSX Venture Exchange: FRT) following its qualifying transaction, of SLC Capital Inc. which became Conporec Inc. (TSX Venture Exchange: CNX) and Demcap Investments Inc., which became iPerceptions Inc. (TSX Venture Exchange: IPE). He was Vice-President and Director of LBJ Partners Inc., a private management firm, from October 2000 to October 2004. He was a partner of Flynn

Rivard, avocats, from January 1996 to October 2000. He was Corporate Secretary of Plexmar Resources Inc. (TSX Venture Exchange: PLE) from January 2002 to February 2005 and Lyrtech Inc. (TSX Venture Exchange: LTK) from August 2000 to June 2001.

Pierre Labbé has been a Director of the Company since April 22, 2008 and is the Chairman of the Audit Committee. Mr. Labbé has been Vice-President and Chief Financial Officer of Medicago Inc. (TSX Venture Exchange:MDG.V) since May 2008 and acting Chief Financial Officer of Plexmar Resources Inc. since May 2007. He was Vice-President, Chief Financial Officer and Secretary of Medicago Inc. from July 2004 to May 2007. Before joining Medicago in 2004, he was Vice-President of Finance and Secretary of Sequoia Minerals Inc. from December 2003 to June 2004, and of Mazarin Inc. from March 2000 to December 2003, while both companies were listed on the Toronto Stock Exchange. Prior to March 2000, he held management positions in accounting and finance with Agrinove, an agri-food cooperative, and PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) where he was involved in many acquisitions and public financing projects. Mr. Labbe holds a Bachelor's Degree in Business Administration and a Chartered Accountants Degree from Laval University, Quebec City. He is a member of the Order of Chartered Accountants of Quebec and of the Canadian Institute of Chartered Accountants. He is also Director and Chairman of the Audit Committee of Advitech Inc. (TSX Venture Exchange:AVI), a health sciences and technology company.

Paul Archer has been Vice-President, Exploration and Acquisitions of the Company since March 23, 2006, and was Vice-President, Exploration and Acquisitions of Virginia Gold Mines Inc. from June 1, 1996, to March 31, 2006. Mr. Archer is a geological engineer with a master’s degree in Earth Sciences and has 25 years experience in the mining industry and more specifically in Archaean gold and base metal exploration. He has brought his experience to various mining companies such as Shell Minerals, Noranda, Northgate Explorations, Westminer Canada, and more recently to SOQUEM Inc., where he was General Manager for northern Québec between February 1993 and March 1996. He was President of the Association des prospecteurs du Québec in 1996 and 1997.

Robin Villeneuve was appointed Chief Financial Officer of the Company in June 2008. In the last 13 years, Mr. Villeneuve held positions with various levels of responsibility at AbitibiBowater, acting successively as Director of Financial Reporting and Manager, Controls and Manufacturing Accounting. He obtained a Bachelor’s Degree in Business Administration - major in Accounting, from Laval University, Quebec City, and is a member of the Order of Chartered Accountants of Quebec and of the Canadian Institute of Chartered Accountants.

9.2 Corporate Cease Trading or Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company is, as of the date hereof, or has been within the ten years prior to the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

  Was the subject of a cease trading order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
  Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
  Became, or within a year of a director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

9.3 Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, has:

  Been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or
  Been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
9.4 Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, or a personal holding company of any such persons has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

9.5 Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company and a director or officer of the Company.

ITEM X – Promoters

Mr. André Gaumond is considered to be the promoter of Company due to his involvement in the Company and his management role. At February 28, 2009, Mr. Gaumond held or exercised control over 834,826 common shares of the Company (approximately 2.9% of the Company’s shares issued and outstanding).

ITEM XI – Audit Committee Information

11.1 The Audit Committee Charter

A copy of the Audit Committee Charter is attached to this Annual Information Form as Schedule A.

11.2 Composition of the Audit Committee

The members of the Audit Committee are Pierre Labbé, Chairman of the committee, André Lemire, and Mario Jacob. All members are financially literate and independent members of the Audit Committee, as such terms are defined in Multilateral Instrument 52-110 Audit Committees (“MI 52- 110”).

11.3 Relevant Education and Experience

Mr. Pierre Labbé, Chairman of the Audit Committee, holds a Bachelor's Degree in Business Administration and a Chartered Accountants Degree from Laval University, Quebec City. He is a member of the Order of Chartered Accountants of Quebec and of the Canadian Institute of Chartered Accountants. Mr. Labbé is fully qualified to perform as president and financial expert of the Audit Committee.

André Lemire earned his degree in Economics from the Ottawa University. He sat on the audit committee of various companies. Mr. Lemire has the level of financial expertise needed to fulfil its obligations as a member of the Company’s audit committee. Mr. Lemire was also Governor of the Montréal Stock Exchange from 1994 to 1996.

Mr. Mario Jacob is a lawyer by profession; however his practice has always been related to business financing. He has undertaken additional training with the specific objective of understanding all aspects of corporate finance. To this end, he successfully completed the course offered by the Real Estate Board that led to his certification as a real estate agent. This training included all aspects related to the reading and understanding of the financial statements of a company. He also successfully completed the "Understanding and Analysis of Financial Statements" course offered by the Bar of Quebec. He has all the necessary requirements to carry out his role on the audit committee.

11.4 Reliance on Certain Exemptions

At no time since the commencement of the Company’s financial year ended February 28, 2009, has the Company relied on the exemption provided under sections 2.4, 3.2, 3.3, 3.4, 3.5 or 3.6 of MI 52-110 or an exemption granted under Part 3.8 of MI 52-110 (Quebec).

11.5 External Auditor Service Fees

The following table sets forth the fees paid to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, the Company’s external auditors for services rendered for fiscal years 2009 and 2008.

Services	2009	2008
Audit fees	$102,380	$91,360
Fees related to the audit (1)	$121,445	$117,314
Tax fees	$2,750	$6,850
All other fees		–
Total	$226,575	$215,524
  These fees include work related the examination of financial statements of the three quarters, work related to SOX 404, guidance with respect to filings with Canadian and U.S. regulatory authorities, as well as work in connection with some new accounting standards.
ITEM XII – Legal Proceedings

There are no legal proceedings to which the Company is a party, or to which any of its properties are subject, nor are there any such proceedings known or contemplated, that are of a material nature.

ITEM XIII – Interest of Management and Others in Material Transactions

The information concerning the Interest of Management and Others in Material Transactions can be found in the Company’s Management Information Circular which was sent to shareholders in connection with the annual shareholders meeting of the Company to be held on June 17, 2009. A copy of the Management Information Circular can be found at www.sedar.com.

ITEM XIV – Registrar and Transfer Agent

The registrar and transfer agent of the Company is CIBC Mellon TrustCompany, which maintains the shareholder register at its offices located at 2001 University Street, Suite 1600 , Montreal, QC H3A 2A6 .

ITEM XV – Material Contracts

Over the fiscal year ended on February 28, 2009, the Company did not enter into any important agreement.

ITEM XVI – Interest of experts

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. is the external auditor that prepared the Auditors’ Reports to the Shareholders of Virginia Mines Inc. under Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. has confirmed to the Company that it is independent within the meaning of the Rules of Professional Conduct of the Ordre des Comptables agréés du Québec. These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.

ITEM XVII – Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, Corporate Governance, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Information Circular prepared in connection with the Company’s Annual Meeting of Shareholders to be held on June 17, 2009. Additional financial information is provided in the Company’s financial statements and MD&A for the fiscal year ended February 28, 2009. A copy of such documents may be obtained, upon request, from the Chief Financial Officer of the Company.

Upon request, the Company will provide you with:

  One copy of the Company’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form;
  One copy of the Company’s comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;
  One copy of the Management Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and
  When securities of the Company are in the course of a distribution pursuant to a short form prospectus or preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus not otherwise referred to herein.

SCHEDULE A
AUDIT COMMITTEE CHARTER

1. Goals and general objectives

The audit committee members are selected among the board of directors of Virginia Mines Inc. (the “ Company ”). The Audit Committee (the “ Committee ”) will assist the board of directors (the “ Board ”) in fulfilling its oversight responsibilities for:

  the integrity of the Company’s financial statements;
  the Company’s compliance with legal and regulatory requirements;
  the independent auditor’s qualifications and independence;
  the performance of the Company’s independent auditors and internal audit function;
  the Company’s system of disclosure controls and procedures, internal controls over financial reporting and compliance with ethical standards adopted by the Company.

The Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. In exercising its functions, the Committee maintains open communication among the Board, the management as well as with the internal and external auditors.

2. Powers

The Board authorizes the Committee to investigate into any matters within the scope of its responsibilities and is empowered to:

  ask for information when needed to:
    all employees (and all employees are directed to cooperate when the Committee makes a request).
    third parties.
  obtain legal or other counsel from outside professionals; and
  invite, when deemed necessary, the directors of the Company to participate in meetings.

The Company will provide appropriate funding, as determined by the Committee, for compensation to the independent auditor, to any advisors that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3. Organization

Members

3.1

The Committee is comprised of three (3) members, all of whom do not hold any direct management position within the Company and those members are named by the Board.

Each committee member will be a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director.

3.2	All members must be financially literate. The definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of

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accounting issues that are generally comparable to the breadth and complexity of the issues than can reasonably be expected to be raised by the Company’s financial statements. The Board will determine whether at least one member of the committee qualifies as an “audit committee financial expert” in compliance with the criteria established by the U.S. Securities and Exchange Commission (“SEC”). The existence of such a member, including his or her name and whether or not he or she is independent, will be disclosed in periodic filings as required by the SEC. Committee members are encouraged to enhance their familiarity with finance and accounting by participating in educational programs, including those conducted by the Company or outside consultants.

3.3

The mandate of the members is for one year, automatically renewable, unless otherwise instructed or upon resignation. Unless a chairperson is elected by the full board, the members of the committee may designate a chairperson by majority vote.

3.4	Quorum for all meetings will be two members.
3.5	The secretary of the Committee will be the Company secretary or any other person nominated by the Committee.
Attendance in meetings
3.6	If deemed necessary, the Committee may invite other people (such as the Chief Executive Officer and the Chief Financial Officer) to participate in the meetings.
3.7

A part of its responsibility to foster open communication, the Committee will meet periodically with management and the independent auditor in separate executive sessions and when appropriate to present their reports.

3.8	The Committee will meet periodically as required to fulfill its obligations either telephonically or by other means. Special meetings may be held when needed either telephonically or by other means.
3.9	Each regularly scheduled meeting will conclude with an executive session of the Committee members.
3.10	Brief minutes of each meeting must be recorded.
4.	Roles and responsibilities
In the scope of its mandate, the Committee:
4.1	reviews this charter periodically, at least annually, and recommends to the Board any necessary amendments.
4.2	must periodically report on the results of examination of the business and makes recommendations to the Board.
External Audit
4.3	The Committee establishes methods to ensure the independence and qualifications of the external auditor, namely:
	i)	makes recommendations to the Board in relation to the nomination of the external auditor for the purposes of establishing or delivering an audit report or providing any other auditing services. The Committee will also make recommendations in relation to the remuneration of the external auditor. The nomination will be put forward for shareholders’ approval at the annual meeting;
	ii)	ensures that the external auditor operates independently from the Board and the Committee. It could recommend, if required, the dismissal of the external auditor;

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iii)

examines yearly and discusses the external auditor’s report, detailing all elements that could have an effect upon its independence, and including all services performed and fees submitted by the external auditor. The external auditor could be invited to participate in this discussion, if necessary;

iv)

when a change of external auditor is foreseen, examines all questions related to this change, notably those relative to information that must contain a notice of change of auditor as promulgated by applicable rules and regulations, and the steps that must be followed to permit an orderly transition;

v)

whether or not a change in external auditor is foreseen, examines systematically the events to declare conforming to those rules and regulations (disagreements, questions out of order and consultations);

	vi)	examines and approves the Company’s hiring policies for associates and employees or former employees of the external auditor;
Other
	i)	The external auditor reports directly to the Committee.
ii)

The auditor’s report should be used to evaluate the independent auditor’s qualifications, performance, and independence. Furthermore, the Committee will review the experience and qualifications of the lead partner and other senior members of the independent audit team each year to determine that all partner rotation requirements, as promulgated by applicable rules and regulations, are executed.

	iii)	The Committee oversees the resolution of disagreements between management and the external auditor if they arise;
iv)

As some services provided by the auditor are not compatible with their independence or the appearance of such independence, the Committee reviews and pre-approves both audit and non-audit services to be provided by the independent auditor. The authority to grant pre-approvals may be delegated to one or more designated members of the Committee whose decisions will be presented to the full Committee at its next regularly scheduled meeting. Approval of non-audit services will be disclosed to investors in periodic reports.

Financial Information
4.4	The Committee supervises the audit process, establishes the means and the disclosure of the financial information, in particular:
i)

the instigation of an internal control system, surveillance of the system’s application, the review of the integrity of the organization’s financial reporting processes and internal control structure and the verification of the accuracy of the financial information to be divulged;

ii)

meetings with the independent auditor and management to discuss the annual audited financial statements and quarterly financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, the Form 40-F and any other filing with regulatory authorities or press release related to the financial results;

	iii)	reviewing of all documents with financial information, verified or not, before their publication;
	iv)	reviewing of the audit plan with the external auditor and management;
v)

assessing, along with management and the external auditor, of the proposed changes relative to general accounting principals and critical accounting policies, assessing the impact of risks and uncertainties as well as management’s estimates and important

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decisions that could have a significant effect on the financial information. The Committee will discuss all alternatives treatments that have been discussed with management;
vi)

questioning the management and the external auditor on important issues pertaining to financial information that has been discussed during the course of the last fiscal period, and suggesting solutions. The Committee will also discuss the schedule of unadjusted differences;

vii)

studying problems encountered by the external auditor during the audit, in particular those arising because of restrictions imposed by management or on significant accounting questions where there is disagreement with management;

	viii)	reviewing the annual financial statements and the external auditor’s report and obtains explanations from management on all significant differences compared to other periods;
	ix)	assessing the post-audit letter or the letter of recommendations from the external auditor as well as management’s response and the actions taken in reaction to the recommendations;
x)

where applicable, reviewing management’s assertion on its assessment of the effectiveness of internal control as of the end of the most recent fiscal year, assessing the external auditor’s evaluation of internal controls as well as the response of management;

	xi)	reviewing, when applicable, the CFO’s reports, management’s response and the actions taken in reaction to the recommendations;
xii)

reviewing the nomination of the person in management responsible for financial matters and that of all other persons with similar functions who participate in the process of the disclosure of financial information;

xiii)

ensuring that adequate procedures are in place to review Company’s public disclosure of financial information extracted or derived from its financial statements and periodically assessing the adequacy of those procedures;

xiv)

being informed, trough the external and internal auditors, of any weakness in the systems that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of the Company or from applicable laws and regulations;

	xv)	reviewing the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company;
	xvi)	reviewing and approval of all related-party transactions, defined as those transactions required to be disclosed.
Complaints
4.5	Establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters.
4.6	Establishing procedures for the confidential, anonymous submission by Company employees regarding questionable accounting or auditing matters.
Code of Ethics
4.7

Establishing, reviewing, and updating periodically a code of business conduct and ethics and determines whether management has established a system to enforce this code. Determining whether the code is in compliance with all applicable rules and regulations.

4.8

Reviewing management’s monitoring of the Company’s compliance with its code of business conduct and ethics, and determining whether management has the proper review system in place such that the Company’s financial information disseminated to governmental organizations and the public satisfy legal requirements.

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Other
4.9	Reviewing, with the Company’s counsel, legal compliance matters, including corporate securities trading policies.
4.10	Reviewing, with the Company’s counsel, any legal matter that could have a significant impact on the Company’s financial statements.
4.11

Discussing policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process as well as the Company’s major financial risk exposures and the steps management has undertaken to control them.

4.12	Conducting an annual performance assessment relative to the Committee’s purpose, duties, and responsibilities outlined herein.
4.13	Preparing Committee’s report to be included in the Company’s annual proxy statement, as required by SEC Regulations.
4.14	Performing any other activities consistent with this charter, the Company’s bylaws, and governing law, as the Board deems necessary or appropriate.

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SCHEDULE B
Map of Location of Virginia’s Major Properties